UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           AMENDED AND RESTATED
                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No. 1)

                     TRANSWORLD HOME HEALTHCARE, INC.
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                                 894081108
                               (CUSIP Number)

                         Mr. Edward R. Mashek, Jr.
                          MKA & Associates, Inc.
                       8400 Baymeadows Way, Suite 3
                       Jacksonville, Florida  32256
                              (800) 352-1783

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             November 22, 1996
               (Date of Event which Requires Filing of this
                      Amended and Restated Statement)

                             February 1, 1996
  (Date of Event which Required Filing of the Original Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 894081108

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MKA & Associates, Inc.
     593239252


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:  SC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida

NUMBER         7.   SOLE VOTING POWER
OF                  0
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY            370,219
EACH
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
               10.  SHARED DISPOSITIVE POWER
                    370,219

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     370,219

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.3%

14.  TYPE OF REPORTING PERSON   CO

CUSIP No. 894081108

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edward R. Mashek, Jr.
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:  SC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida

NUMBER         7.   SOLE VOTING POWER
OF                  0
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY            370,219
EACH
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
               10.  SHARED DISPOSITIVE POWER
                    370,219

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     0

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES: X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14.  TYPE OF REPORTING PERSON:  IN

CUSIP No. 894081108

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lorraine Andrews
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS: SC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida

NUMBER         7.   SOLE VOTING POWER
OF                  0
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY            370,219
EACH
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
               10.  SHARED DISPOSITIVE POWER
                    370,219

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     0

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES: X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14.  TYPE OF REPORTING PERSON:  IN

CUSIP No. 984081108

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Walter Kraemer
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS
     SC, WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida

NUMBER         7.   SOLE VOTING POWER
OF                  0
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY            380,219
EACH
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
               10.  SHARED DISPOSITIVE POWER
                    380,219

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     0

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES: X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14.  TYPE OF REPORTING PERSON:  IN

ITEM 1.   SECURITY AND ISSUER

     This Amended and Restated statement on Schedule 13D, dated October 31,1996 (the "Amended Schedule 13D"), amends and restates the statement on Schedule 13D, dated February 16, 1996 (the "Schedule 13D"), and relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Transworld Home HealthCare, Inc., a New York corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company is 11 Skyline Drive, Hawthorne, New York 10532.

ITEM 2.   IDENTITY AND BACKGROUND

     This Amended Schedule 13D is being filed by, and the Schedule 13D was filed by:

     (a) MKA & Associates, Inc., a Florida corporation ("MKA"). The principal business and office address of MKA is Suite 3, 8400 Baymeadows Way, Jacksonville, Florida 32256. The principal business of MKA is to operate as a holding company for certain assets of its three shareholders, Edward R. Mashek, Jr., Lorraine Andrews and Walter Kraemer. MKA has not, during the last five years, been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

     (b) Edward R. Mashek, Jr., President of MKA, whose business address is Suite 3, 8400 Baymeadows Way, Jacksonville, Florida 32256. In addition to serving as President of MKA, Mr. Mashek also is an officer of other companies that provide health care services, equipment and management. Mr. Mashek has not, during the last five years, been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

     (c) Lorraine Andrews, Vice-President and Secretary of MKA, whose business address is Suite 3, 8400 Baymeadows Way, Jacksonville, Florida 32256. In addition to serving as Vice-President and Secretary of MKA, Ms. Andrews also is an officer of other companies that provide health care services, equipment and management. Ms. Andrews has not, during the last five years, been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

     (d) Walter Kraemer, Vice-President and Treasurer of MKA, whose business address is Suite 3, 8400 Baymeadows Way, Jacksonville, Florida 32256. In addition to serving as Vice-President and Treasurer of MKA, Mr. Kraemer also is an officer of other companies that provide health care services, equipment and management. Mr. Kraemer has not, during the last five years, been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     MKA acquired, and Mr. Mashek, Ms. Andrews and Mr. Kraemer might be deemed to have acquired, 370,219 shares of Common Stock (the "Exchange Shares") in exchange for all the outstanding shares in DermaQuest Surgical Supply, Inc., a Pennsylvania corporation, pursuant to a Stock Purchase Agreement, dated November 1, 1994, between Transworld Home HealthCare, Inc., Mr. Mashek, Ms. Andrews and Mr. Kraemer, as amended on January 27, 1995, March 1, 1995, November 1, 1995 and February 1, 1996 (the "Transaction"). A copy of the November 1, 1994 Stock Purchase Agreement is attached to the
Schedule 13D as Exhibit B and incorporated herein by this reference, a copy of the January 27, 1995 amendment to that agreement is attached to the Schedule 13D as Exhibit C and incorporated herein by this reference, a copy of the March 1, 1995 amendment to that agreement is attached to the Schedule 13D as Exhibit D and incorporated herein by this reference, a copy of the November 1, 1995 amendment to that agreement is attached to the
Schedule 13D as Exhibit E and incorporated herein by this reference, and a copy of the February 1, 1996 amendment to that agreement is attached to the Schedule 13D as Exhibit F and incorporated herein by this reference. In addition, Mr. Kraemer may be deemed to have acquired an additional 10,000 shares of the Common Stock that were purchased by his wife, from her personal funds. On August 12, 1994, Mrs. Kraemer purchased 7,000 shares of the Common Stock at an aggregate purchase price of $63,634.50. On August 22, 1994, Mrs. Kraemer purchased 3,000 shares of the Common Stock at an aggregate purchase price of $26,119.50 On March 6, 1995, Mrs. Kraemer sold 5,000 shares of the Common Stock and received $84,595.10. On December 29, 1995, Mrs. Kraemer purchased 5,000 shares for $8 5/8 per share. The 10,000 shares of Common Stock that Mrs. Kraemer currently owns are referred to as the "Kraemer Shares."

ITEM 4.   PURPOSE OF TRANSACTION

     Mr. Mashek, Ms. Andrews and Mr. Kraemer acquired the Exchange Shares as compensation for the Transaction, and MKA took title to those shares. As discussed below, a portion of the Exchange Shares have been transferred to others, in satisfaction of pre-existing obligations. With respect to the Exchange Shares currently held or controlled by MKA, Mr. Mashek, Ms. Andrews and/or Mr. Kraemer, it is anticipated that up to 30% of those Exchange Shares (excluding, for purposes of this 30% calculation, any such of those Exchange Shares that may have been allocated but remain undistributed to Mr. Mashek, Ms. Andrews or Mr. Kraemer) will be sold prior to January 1, 1997, under the terms and conditions described below, in order raise funds to pay certain taxes. To the extent he is deemed beneficially to own the Kraemer Shares, Mr. Kraemer holds the Kraemer Shares for purposes of investment.

     MKA, Mr. Mashek, Ms. Andrews and Mr. Kraemer have distributed 121,482 of the Exchange Shares to six persons and entities who were owed money by MKA in connection with prior transactions (including the sale of DermaQuest) in which MKA was involved. An additional 33,815 of the Exchange Shares have been allocated to three of these persons, but have not yet been distributed to them, because of the possibility that certain of the Exchange Shares will need to be returned to the Company based on, among other things, the ultimate payment experience of accounts receivable on the books of DermaQuest at the time of its acquisition by the Company. In addition, MKA has allocated but not distributed 24,315 of the Exchange Shares to the Company based on the payment experience to date of such accounts receivable.

     Pursuant to an agreement with four of the individuals to whom Exchange Shares have been distributed (who collectively have received 103,946 of the Exchange Shares), MKA continues to have the authority to determine whether to sell or hold those Exchange Shares, and will continue to have that authority until January 1, 1997. MKA previously authorized the sale of and sold 8,800 of the Exchange Shares. MKA also previously has authorized the sale of and sold 2,500 of the Exchange Shares distributed to Mr. Mashek and Ms. Andrews (1,250 shares each). Until January 1, 1997, MKA intends to sell up to 30% of: (i) the remaining 95,146 Exchange Shares distributed to the four individuals discussed above, and over which MKA continues to have dispositive authority; and (ii) the Exchange Shares held by Mr. Mashek, Ms. Andrews and Mr. Kraemer (excluding for purposes of the 30% calculation any such Shares that may have been allocated but remain undistributed). Such Shares shall be sold in an orderly distribution, subject to the conditions discussed below. MKA retains no dispositive or other authority with respect to the remaining 15,536 Exchange Shares that have been distributed.

     MKA, Mr. Mashek, Ms. Andrews and Mr. Kraemer currently intend to sell up to 30% of the distributed Exchange Shares over which they have dispositive authority by January 1, 1997, and intend to effect an orderly disposition of those Shares, in order raise funds to pay certain taxes. It currently is contemplated that such Shares will be sold by one or more brokers, in transactions intended not to disrupt the market for the Common Stock. Such Shares will be sold by the broker or brokers only when the market price for those Shares is at least $10.35 per Share, and when, in the judgment of the broker or brokers, such sales will not disrupt the market for the Common Stock.

     Thereafter, MKA, Mr. Mashek, Ms. Andrews and Mr. Kraemer may sell any or all of the remaining Exchange Shares over which they have dispositive authority at any time or from time to time, although they currently have no intention to do so.

     In connection with the Transaction, the Company may be required to pay additional amounts to Mr. Mashek, Ms. Andrews and Mr. Kraemer as of February 1, 1997, and the Company is required to pay 25% of any such additional amounts in the form of shares of Common Stock. In addition, under certain circumstances, Mr. Mashek, Ms. Andrews and Mr. Kraemer may have the right, at their option, to receive additional payments from the Company in the form of shares of Common Stock.

     Except to the extent set forth above, or in any other Item hereof, MKA, Mr. Mashek, Ms. Andrews and Mr. Kraemer do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of February 1, 1996, MKA beneficially owned, and Mr. Mashek and Ms. Andrews could be deemed to beneficially own, a total of 370,219 shares of the Common Stock of the Company, constituting approximately 7.3% of the shares of Common Stock then outstanding, based on the 5,089,404 shares of Common Stock the Company reported as outstanding as of January 22, 1996 in its Annual Report on Form 10-K for the fiscal year ending October 31, 1995. As of February 1, 1996, Mr. Kraemer could be deemed to beneficially own a total of 380,219 shares of the Common Stock of the Company, constituting approximately 7.5% of the shares of Common Stock then outstanding, based on the 5,089,404 shares of Common Stock the Company reported as outstanding as of January 22, 1996 in its Annual Report on Form 10-K for the fiscal year ending October 31, 1995. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Mashek, Ms. Andrews and Mr. Kraemer each declare that their filing of this Amended Schedule 13D, and of the Schedule 13D, shall not be construed as an admission that any such person is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amended Schedule 13D or the
Schedule 13D.

     According to the Company's most recent report of Form 10-Q for the quarter ending July 31, 1996, the Company currently has 9,931,753 Shares outstanding, so that MKA, Mr. Mashek, Ms. Andrews and Mr. Kraemer currently own, or may be deemed to own, less than 5% of the outstanding shares of Common Stock of the Company. Accordingly, MKA, Mr. Mashek, Ms. Andrews and Mr. Kraemer will not file any additional amendments to the Schedule 13D.

     (b) As of February 1, 1996, MKA was the record owner of the 370,219 Exchange Shares. However, by virtue of their positions with MKA (as discussed in Item 2), Mr. Mashek, Ms. Andrews and Mr. Kraemer could be deemed to share voting and dispositive power with respect to each of the Exchange Shares. Mrs. Kraemer is the record owner of the 10,000 Kraemer Shares. However, by virtue of his relationship with his wife, Mr. Kraemer could be deemed to share voting and dispositive power with respect to each of the Kraemer Shares.

     In addition, as discussed in Item 4, MKA has transferred a number of the Exchange Shares. And, as discussed above, MKA, Mr. Mashek, Ms. Andrews and Mr. Kraemer currently own, or may be deemed to own, less than 5% of the outstanding shares of Common Stock of the Company.

     (c) No transactions in the Common Stock were effected during the 60 days preceding the filing of the Schedule 13D by MKA, Mr. Mashek, Ms. Andrews or Mr. Kraemer, except to the extent that the purchase of 5,000 of the Kraemer Shares by Mrs. Kraemer on December 29, 1995 could be deemed to also have been effected by Mr. Kraemer, and except as otherwise described in this Schedule 13D. No transactions in the Common Stock were effected during the 60 days preceding the filing of the Amended Schedule 13D, except to the extent that some of the Exchange Shares were distributed, as discussed in Item 4, and some of the Exchange Shares so distributed were sold, as also discussed in Item 4.

     (d) Mrs. Kraemer has the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Kraemer Shares. The persons to whom and entities to which Exchange Shares were distributed (see Item 4) have the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Exchange Shares distributed to them. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Exchange Shares of the Kraemer Stock.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH
          RESPECT TO SECURITIES OF THE ISSUER

     The Company granted Mr. Mashek, Ms. Andrews and Mr. Kraemer certain registration rights (the "Registration Rights") with respect to the 370,219 Exchange Shares. The Registration Rights are set forth on page 1, paragraph 3 of the February 1, 1996 amendment to the Stock Purchase Agreement, which is attached to the
Schedule 13D as Exhibit F. Pursuant to those Registration Rights, the Company filed with the Securities and Exchange Commission (the "Commission") a registration statement covering the 370,219 Exchange Shares, and the Commission declared that registration statement effective on March 22, 1996.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following materials were filed as Exhibits to the Schedule
13D:

Exhibit A.     Agreement, dated February 20, 1996, among MKA &
               Associates, Mr. Mashek, Lorraine Andrews and Walter
               Kraemer, agreeing, pursuant to Rule
               13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, that the Schedule 13D of which this
               Exhibit is a part is filed on behalf of all such persons.

Exhibit B.     Stock Purchase Agreement, dated November 1, 1994,
               between Transworld Home HealthCare, Inc., Mr.
               Mashek, Ms. Andrews and Mr. Kraemer.

Exhibit C.     Agreement, dated January 27, 1995, among Transworld
               Home HealthCare, Inc., Mr. Mashek, Ms. Andrews and
               Mr. Kraemer, and contented to and approved by Banque Paribas, Banque Colbert and Shawmut Bank.

Exhibit D.     DermaQuest Amendment Agreement, dated March 1,
               1995, among Transworld Home Healthcare, Mr. Mashek,
               Walter Kraemer, Lorraine Andrews and E/L
               Associates.

Exhibit E.     DermaQuest Amendment Agreement, dated November 1,
               1995, between Transworld Home HealthCare, Inc., Mr.
               Mashek, Ms. Andrews and Mr. Kraemer.

Exhibit F.     Agreement, dated February 1, 1996, among Edward
               Mashek, Walter Kraemer, Lorraine Andrews,
               Transworld Home Health Care, Inc. and Dermaquest
               Surgical Supply, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 18, 1996



/s/ Edward R. Mashek, Jr.
-------------------------
Signature



MKA & Associates, Inc.
By: Edward R. Mashek, Jr.
President

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 18, 1996



/s/ Edward R. Mashek, Jr.
-------------------------
Signature



Edward R. Mashek, Jr.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November   , 1996



/s/ Lorraine Andrews
--------------------
Signature



Lorraine Andrews

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November   , 1996



/s/ Walter Kraemer
--------------------
Signature



Walter Kraemer